                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2002

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______


Commission file number:  1-5418


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                          Eden Prairie, Minnesota 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

       The following financial statements of SUPERVALU Pre-Tax Savings and Profit Sharing Plan are included herein:

1.     Independent Auditors' Report of KPMG LLP dated August 7, 2002.

2. Statements of Net Assets Available for Plan Benefits February 28, 2002 and 2001.

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended February 28, 2002 and 2001.

4.     Notes to Financial Statements for the Years Ended February 28, 2002 and
       2001.

EX-23. Independent Auditors' Consent of KPMG LLP.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Pre-Tax Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                   SUPERVALU PRE-TAX SAVINGS AND
                                   PROFIT SHARING PLAN

DATE: August 21, 2002              By: SUPERVALU INC., the plan administrator



                                       By: /s/ Pamela K. Knous
                                           -------------------
                                           Pamela K. Knous
                                           Executive Vice President and
                                           Chief Financial Officer

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                              Financial Statements

                           February 28, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                                Table of Contents


                                                                            Page

Independent Auditors' Report                                                  1

Statements of Net Assets Available for Plan Benefits                          2

Statements of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                                 4

                          Independent Auditors' Report


Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:


We have audited the accompanying statements of net assets available for Plan benefits of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) as of February 28, 2002 and 2001, and the related statements of changes in net assets available for Plan benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of February 28, 2002 and 2001, and the changes in net assets available for Plan benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

August 7, 2002

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

              Statements of Net Assets Available for Plan Benefits

                           February 28, 2002 and 2001

                                                                     2002             2001
                                                                 -------------    -------------
Assets:
     Investments in SUPERVALU INC. 401(k) Master Trust,
        at fair value                                           $  495,240,637      433,963,461
     Contributions receivable from employees                           261,677          259,225
     Contributions receivable from employer                          9,679,406        5,307,509

Liabilities:
     Expenses payable                                                 (250,141)        (289,578)
                                                                 -------------    -------------
                 Net assets available for Plan benefits         $  504,931,579      439,240,617
                                                                 =============    =============


See accompanying notes to financial statements.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                 Fiscal years ended February 28, 2002 and 2001

                                                                          2002              2001
                                                                      -------------    -------------
Additions:
     Investment income (loss) from SUPERVALU INC. 401(k)
        Master Trust:
           Interest and dividends                                    $    4,915,949        4,249,806
           Net appreciation (depreciation) in fair market value
              of investments                                             21,616,360      (16,119,023)
                                                                      -------------    -------------
                                                                         26,532,309      (11,869,217)
                                                                      -------------    -------------
     Contributions:
        Employer                                                         14,388,870        9,958,455
        Participants                                                     36,980,617       37,550,109
                                                                      -------------    -------------
                                                                         51,369,487       47,508,564
                                                                      -------------    -------------
                 Total additions                                         77,901,796       35,639,347
Deductions:
     Distributions to participants                                      (44,701,977)     (44,199,294)
     Administrative expenses                                             (2,596,573)      (1,982,286)
                                                                      -------------    -------------
                 Total deductions                                       (47,298,550)     (46,181,580)

Transfers from other plans                                               34,995,214        6,673,980

Transfers from (to) other plans within the Master Trust, net                 92,502         (382,488)
                                                                      -------------    -------------
                 Net increase (decrease)                                 65,690,962       (4,250,741)

Net assets available for Plan benefits:
     Beginning of year                                                  439,240,617      443,491,358
                                                                      -------------    -------------
     End of year                                                     $  504,931,579      439,240,617
                                                                      =============    =============


See accompanying notes to financial statements.

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


(1)  The Plan

     The following description of the SUPERVALU Pre-tax Savings and Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary Plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution profit sharing plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

     The Plan was established for employees of SUPERVALU INC. and certain subsidiaries (SUPERVALU). Effective March 1, 1999, Plan eligibility begins after 250 hours worked in a 90-day period and the attainment of the age of
     21. In addition, employees are automatically enrolled in the Plan after satisfying the eligibility rules unless the participant specifically notifies SUPERVALU.

     The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 15% of their recognized compensation to the Plan. Employee contributions are limited by the Internal Revenue Service limitation of $10,500 in fiscal 2002 and 2001. Participant contributions up to 5% of their recognized compensation are matched at a rate of 20% by SUPERVALU. An additional discretionary matching contribution of up to 80% of the first 5% of a participant's contribution may be made by SUPERVALU depending upon the performance of each profit center. Discretionary contributions to the SUPERVALU Common Stock Fund were $9,640,870 in cash for the plan year ended February 28, 2002 and $5,272,609 in common stock for the plan year ended February 28, 2001. Except in the case of death, disability, or retirement after the age of 62, the additional matching is earned by any participant having worked 1,000 hours during the Plan year and employed on the last day of the Plan year.

     All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years. Forfeitures of nonvested amounts shall be used to pay Plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Forfeitures of non-vested amounts totaling $851,516 and $385,008 were used to pay plan expenses in fiscal 2002 and 2001, respectively. Participant and employer matching contributions may be directed into one or more of the nine funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust): (a) the Principal Conservation Fund, (b) the Equity Index Fund, (c) the Brinson Global Equity Fund, (d) the Wedge Small Cap Fund, (e) the SUPERVALU Common Stock Fund,
     (f) the Roxbury Mid Cap Equity Fund, (g) the Nicholas Applegate International Equity Fund, (h) the Harbor Capital Appreciation Fund, and
     (i) the Knappenberger Bayer Emerging Growth Fund.

     Effective September 2001, SUPERVALU merged the net assets of the Richfood of Pennsylvania Investment Opportunity Plan and the Richfood Holdings, Inc. Savings and Stock Ownership Plan (Richfood Plans) into the Plan. The conversion total of $34,920,170 for the Richfood Plans is reflected in the fiscal 2002 transfers from other plans. Also in fiscal 2002, the Retirement Committee established a policy to merge the accounts of lost participants from terminated plans into the Plan. In fiscal 2002, these transfers totaled $75,044.

                                       4                             (Continued)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


     Effective February 2001, SUPERVALU merged the net assets of the Hornbacher's Foods Profit Sharing & 401(k) Plan of SUPERVALU INC. (Hornbacher's) into the Plan. The conversion of $6,673,980 for the Hornbacher's Plan is reflected in the fiscal 2001 transfers from other plans.

     The accounts of participants within the 401(k) Master Trust are consolidated resulting in each participant having only one account within the Master Trust. Therefore, participant movement between plans results in asset transfers within the Master Trust. Transfers from (to) other plans within the Master Trust of $92,502 and $(382,488) in fiscal years 2002 and 2001, respectively, reflect the net result of this activity in the Plan.

     Although SUPERVALU has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

     Benefits under the Plan are payable in a lump sum.

     Participants currently employed by SUPERVALU can withdraw their post-tax employee contributions and rollover contributions at any time. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

     Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower's total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.75% to 10.50%.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The financial statements of the Plan are presented on the accrual basis of accounting.

     (b)  Investments

          Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro rata share of the quoted market value of the funds' net assets as reported by the Trustee.

          Purchases and sales of securities are recorded on a trade-date basis.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.

                                      5                              (Continued)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


     (d)  Reclassifications

          Certain prior years' amounts have been reclassified to conform with the current year presentation.

     (e)  Expenses

          The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that SUPERVALU, in its discretion, directly pays the expenses. In fiscal 2002 and 2001, SUPERVALU did pay certain expenses on behalf of the Plan.

     (f)  Risk and Uncertainties

          The Plan provides for various investment fund options. Investment securities are exposed to various risks, such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

(3)  Trustee

     Bankers Trust Company (the Trustee) has been appointed as Trustee and custodian of the Plan's assets. The trust agreement stipulates that the Trustee may resign at any time by giving 60 days' written notice to the Retirement Committee. The Retirement Committee may remove the Trustee at any time by giving 60 days' written notice of such action to the Trustee.

(4)  Investments

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

     The 401(k) Master Trust administers the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan and the Pittsburgh Division Profit Sharing Plan.

     The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. The Plan's assets are invested in the Principal Conservation Fund, the Equity Index Fund, the Brinson Global Equity Fund, the Wedge Small Cap Fund, the Roxbury Mid Cap Equity Fund, the Nicholas Applegate International Equity Fund, the SUPERVALU Common Stock Fund, the Harbor Capital Appreciation Fund, and the Knappenberger Bayer Emerging Growth Fund. The Trustee also maintains a Short-Term Investment Fund, which is utilized as a clearing account for transactions. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with Department of Labor regulations.

     The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the Plans in the 401(k) Master Trust based upon

                                      6                              (Continued)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


     the ratio of net assets of the plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.

     Fair values of investments in the 401(k) Master Trust are as follows:

                                                                  2002             2001
                                                              -------------    -------------
     Investments at fair value:
       Collective investment fund held by:
          Principal Conservation Fund                        $  222,936,329      177,708,803
          Equity Index Fund (BT Pyramid Equity Index Fund)      133,350,711      178,995,204
          Brinson Global Equity Fund                             19,699,173       16,011,748
          Nicholas Applegate International Equity Fund            7,395,889       12,927,818
          Harbor Cap Appreciation Fund                            9,110,720               --
          Knappenberger Bayer Emerging Growth Fund                5,758,070               --

       Common stock held by:
          Wedge Small Cap Fund                                   51,070,500       38,096,244
          Roxbury Mid Cap Equity Fund                            24,353,997       35,723,668
          SUPERVALU Common Stock Fund                            73,534,489       25,265,813

       Cash and cash equivalents                                  8,468,711        7,754,144
       Accrued income                                               465,940          346,865
       Net settlements (payable) receivable                        (713,538)       2,356,700
       Loans receivable from participants                        16,299,353       14,717,682
                                                              -------------    -------------
                                                             $  571,730,344      509,904,689
                                                              =============    =============


     Investment income (loss) for the 401(k) Master Trust for the fiscal years ended February 28, 2002 and 2001 is as follows:

                                                                  2002              2001
                                                              -------------    -------------
     Net realized and unrealized appreciation (depreciation)
       in fair value of investments:
         Collective investment funds                         $   (7,553,472)     (10,601,596)
         Common stock                                            30,619,676       (6,874,054)
                                                              -------------    -------------
                                                                 23,066,204      (17,475,650)

     Interest                                                     3,246,272        3,253,016
     Dividends                                                    2,316,756        1,617,898
                                                              -------------    -------------
                                                             $   28,629,232      (12,604,736)
                                                              =============    =============

                                       7                             (Continued)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


     At February 28, 2002 and 2001, the Plan held 86.6% and 85.1%, respectively, of the total 401(k) Master Trust assets.

(5)  Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                     2002            2001
                                                                 ------------    ------------
     Net assets:
         SUPERVALU Common Stock Fund                            $  64,082,945      19,424,775
         Contributions receivable                                   9,662,032       5,283,347
                                                                 ------------    ------------
                                                                $  73,744,977      24,708,122
                                                                 ============    ============
     Change in net assets:
         Contributions                                          $  11,432,581       6,868,062
         Interest and dividends                                       588,059         211,101
         Net appreciation (depreciation)                           29,676,637      (5,952,185)
         Distributions to participants                             (2,970,470)     (2,101,883)
         Administrative expenses                                     (393,198)       (115,820)
         Transfers from (to) participant-directed investments      10,703,246        (649,312)
                                                                 ------------    ------------
                                                                $  49,036,855      (1,740,037)
                                                                 ============    ============

(6)  Federal Income Tax Status

     The Plan has received a favorable determination letter from the Internal Revenue Service dated May 8, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(7)  Party-in-Interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with Bankers Trust Company, the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Code.

                                       8                             (Continued)

                          SUPERVALU PRE-TAX SAVINGS AND
                               PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2002 and 2001


(8)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                                    2002               2001
                                                                              ----------------   ----------------
     Net assets available for benefits per the financial statements          $     504,931,579        439,240,617
     Amounts allocated to withdrawing participants                                    (364,217)          (140,079)
                                                                              ----------------   ----------------
                     Net assets available for benefits per Form 5500         $     504,567,362        439,100,538
                                                                              ================   ================

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

                                                                                                      Fiscal
                                                                                                    year ended
                                                                                                   February 28,
                                                                                                       2002
                                                                                                 ----------------
     Benefits paid to participants per the financial statements                                 $      44,701,977
     Add amounts allocated to withdrawing participants at February 28, 2002                               364,217
     Less amounts allocated to withdrawing participants at February 28, 2001                             (140,079)
                                                                                                 ----------------
                     Benefits paid to participants per Form 5500                                $      44,926,115
                                                                                                 ================

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 2002 and 2001, respectively, but not paid as of that date.

(9)  Subsequent Events

     Effective May 15, 2002, the Plan was amended to remove restrictions on the diversification of employer discretionary contributions. Therefore, discretionary contributions made by the employer may be directed from the SUPERVALU Common Stock Fund to other investment options per participant request.

     On May 24, 2002, the Retirement Committee appointed Bank of New York the successor Trustee and custodian of the Plan's assets. The Plan's assets were transferred to Bank of New York on August 1, 2002.

                                       9